February 2, 2006

BY EDGAR CORRESPONDENCE

Mr. Steven Jacobs

Mr. Josh Forgione

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Jacobs and Mr. Forgione:

Set forth below are our responses to the comments set forth in the staff’s letter dated January 12, 2006, which we received on January 18, 2006. For your convenience, each of our responses is preceded by the comment to which it responds. Because comment nos. 1 and 2 are related, we have combined our responses to those comments.

1.	Please amend your report to include all of the information required by Item 4.02(a)(2) of Form 8-K. If the required information is contained elsewhere, such as your press release in Exhibit 99.1, the information called for may be incorporated by reference in answer or partial answer to this Item 4.02. If so, please incorporate by reference in answer to Item 4.02 and specify, under Item 9.01, which exhibits, or portions of exhibits, are intended to be deemed filed rather than furnished. Refer to General Instructions B(2) and F to Form 8-K.

2.	We note from your press release filed as Exhibit 99.1 that a portion of the accounting error relates to the accounting for certain investment by MEI including equity versus loan accounting, impairment of loans, gain reversal on the sale of a partnership interest, and the timing of other various items. Please amend your report to include the information required by Item 4.02(a)(2) of Form 8-K, including an adequate description of the errors discovered, the periods in which they occurred and the facts underlying the conclusion to the extent known to you at the time of filing.

We propose to revise Item 4.02 of the Form 8-K to read in its entirety as set forth below. If the proposed revision adequately addresses the staff’s comments, we will include the revised language in a Form 8-K/A.

Item 4.02. Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review.

Based on the recommendations of management, and work performed by the Company’s outside professionals, The Mills Corporation’s Board of Directors, including its Audit Committee, determined on January 5, 2006 to restate the audited financial results from 2000 through 2004 and unaudited quarterly results for 2005 for The Mills Corporation and The Mills Limited Partnership to correct accounting errors related primarily to certain investments by a wholly-owned taxable REIT subsidiary, Mills Enterprises, Inc. (“MEI”), and changes in the accrual of the compensation expense related to The Mills Corporation Long-Term Incentive Plan (“LTIP”). The Audit Committee and the Board of Directors discussed the companies’ restatements with Ernst & Young LLP, the companies’ independent registered public accounting firm. The Mills Corporation and The Mills Limited Partnership will include the restated results for the fiscal years ended December 31, 2003 and 2004 and for each of the first three quarters in 2005 in its 2005 Annual Report on Form 10-K . In the interim, investors should no longer rely on the 2002, 2003 and 2004 financial statements and the associated auditor’s report currently on file with the SEC in the companies’ 2004 Form 10-K or on the unaudited financial statements in the companies’ Form 10-Qs for 2005.

MEI was formed in 1998 to enable The Mills Corporation to make investments in development-stage tenants, including in the retail, food and beverage, and entertainment sectors. The adjustments related to MEI investments and one similar investment made by the Colorado Mills joint venture consist principally of an impairment charge in 2000 on a $4.1 million loan to a tenant (see Item 2.06), reversal of a $6.4 million gain on sale of a portion of an investment in 2001 (since the calculation of the gain was in error), and reversal of loan accounting for a sale of substantially all of the assets of a wholly owned MEI subsidiary in 2002 for which we provided approximately $9.8 million of seller financing (because we should have continued to record losses of the MEI subsidiary under the equity method up to MEI’s aggregate investment in that subsidiary). These adjustments are expected to reduce net income of The Mills Corporation in 2000, 2001 and 2002 by approximately $3.7 million, $5.1 million and $8.3 million, and reduce FFO by approximately $3.6 million, $5.0 million and $8.2 million, respectively. The impact in 2003 and 2004 of the MEI related adjustments resulted primarily from the reversal of interest income on the seller financing described above, recording of rent expense related to a sale leaseback transaction, additional bad debt expense as well as the reversal of a $2.0 million impairment charge in 2004 on a portion of the seller financing provided in 2002. These adjustments are expected to reduce net income of The Mills Corporation by approximately $1.7 million and $1.7 million and reduce FFO by $1.5 million and $1.5 million in 2003 and 2004, respectively. In 2003, the adjustment is $2.5 million less than what was reported on the original Form 8-K as this amount was applicable to the Discover Mills joint venture. For the first nine months of 2005, the MEI related adjustments resulted primarily from the reversal of $ 0.4 million of interest income as well as the reversal of a $4.7 million impairment charge recorded on a portion of the seller financing referenced above and additional amounts advanced to the tenant. These adjustments are expected to reduce the net loss by $1.9 million and increase FFO of The Mills Corporation by approximately $2.0 million for the nine months ended September 30, 2005. In its restated audited financial statements to be included in its 2005 Annual Report on Form 10-K, the impact of the adjustments on years prior to 2003 for The Mills Corporation is expected to be an increase in accumulated deficit as of December 31, 2002 of approximately $17.1 million.

In 2000, 2001, 2002, 2003 and 2004, the foregoing adjustments are expected to reduce net income of The Mills Limited Partnership by approximately $6.2 million, $8.4 million, $12.2 million, $2.2 million and $1.9 million, and reduce FFO by $6.0 million, $8.2 million, $12.0 million, $2.0 million and $1.7 million, respectively. For the first nine months of 2005, the MEI related adjustments are expected to reduce the net loss of The Mills Limited Partnership by $2.2 million and increase FFO by $2.3 million. In its restated audited financial statements to be included in its 2005 Annual Report on Form 10-K, the impact of the adjustments on years prior to 2003 for The Mills Limited Partnership is expected to reduce partners’ capital as of December 31, 2002 by approximately $26.8 million. The difference between the anticipated impacts on the net income and FFO of The Mills Corporation and the net income and FFO of The Mills Limited Partnership reflects the minority interest held by outside partners in The Mills Limited Partnership.

After giving effect to the restatement, The Mills Corporation’s remaining investment in MEI is expected to total approximately $5 million, primarily related to its investment in Foodbrand, the operator of food courts in several of The Mills’ projects.

The Mills Corporation reviewed the accounting for its LTIP program in preparation for the adoption of FAS 123R. In this process, the Mills Corporation determined that it had been accruing the expense associated with the LTIP over a two year period beginning fifteen months after the beginning of the service period and ending three months after the service period. These dates coincided with when the Executive Compensation Committee of the Board of Directors had historically determined the bases of the awards. The compensation expense should have been ratably accrued over the three year service period. The impact of this adjustment is expected to increase general and administrative expenses, thereby reducing net income and FFO, of The Mills Corporation by approximately $2.0 million, $2.9 million, $1.1 million for 2002, 2003 and 2004, respectively, and approximately $0.3 million for the first nine months of 2005.

The impact of this adjustment is expected to reduce net income and FFO of The Mills Limited Partnership by approximately $3.0 million, $3.7 million, $1.3 million for 2002, 2003 and 2004, respectively, and $0.3 million for the first nine months of 2005. The difference between the anticipated impacts on the net income and FFO of The Mills Corporation and the net income and FFO of The Mills Limited Partnership reflects the minority interest held by outside partners in The Mills Limited Partnership.

We are aware that the occurrence of a restatement of previously issued financial statements to correct errors is a strong indicator that material weaknesses in internal controls exist. At this time, The Mills Corporation and The Mills Limited Partnership expect to report a material weakness in their internal control over financial reporting in their 2005 Form 10-K.

The information related to the restatements described in this Form 8-K remains subject to review and audit by the independent auditors for The Mills Corporation and The Mills Limited Partnership and to completion of the audit of their 2005 financial statements. The completion of this process and the implementation of process improvements to address weaknesses in the companies’ internal controls over financial reporting could result in further adjustments and the actual restated and 2005 financial statement impacts may be different from what is set forth in this Form 8-K. There can be no assurance that the amount of any further adjustments will not be material, either individually or in the aggregate.

Statements in this Form 8-K that are not historical may be deemed forward-looking statements within the meaning of the federal securities laws. Although The Mills Corporation and The Mills Limited Partnership believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, The Mills Corporation and The Mills Limited Partnership can give no assurance that its expectations will be attained and it is possible that our actual results may differ materially from those indicated by these forward-looking statements due to a variety of risks and uncertainties. The Mills Corporation and The Mills Limited Partnership undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. For a discussion of risks and uncertainties that may affect our actual results, investors should review the various joint filings of The Mills Corporation and The Mills Limited Partnership with the Securities and Exchange Commission, including their joint quarterly reports on Form 10-Q, reports on Form 8-K and annual reports on Form 10-K.

3.	We note your disclosure in Item 2.05 regarding one-time restructuring charges that you anticipate recording in the fourth quarter of 2005 related to impairment charges associated with various predevelopment projects. The nature of this charge does not appear to meet the characteristics of “one-time” or “restructuring”. As such, please amend your report to move the discussion under Item 2.05 to Item 2.06 and revise your description to be more consistent with the nature of the charge or further explain to us why your disclosure under Item 2.05 is appropriate and how you determined that such charge meets the characteristics on one-time restructuring.

We believe that the scale back of our pre-development projects constitutes a “restructuring” as that term is defined in Statement of Financial Accounting Standards No. 146, Accounting for Costs Associated with Exit or Disposal Activities because it is part of a program planned and controlled by management and constitutes a material change in the manner in which our business is conducted. The restructuring involves changes in management structure and represents a fundamental reorganization that affects the nature and focus of our operations. More specifically, the fourth quarter charges resulted from a management and Board decision on December 30, 2005 to scale back substantially the company’s focus on new development activities and redirect management focus and company resources on improving the company’s core business, which is the operation of retail malls. Accordingly, we believe that the charges were appropriately reported under Item 2.05 of Form 8-K.

As indicated above, on December 30, 2005, the Board of Directors concluded that certain predevelopment projects should no longer be pursued by Mills. As indicated elsewhere in the Form 8-K, the information related to the restatements described in the Form 8-K remains subject to review and audit by the independent auditors for The Mills Corporation and The Mills Limited Partnership and to completion of the audit of their 2005 financial statements. The completion of this process and the implementation of process improvements to address weaknesses in the companies’ internal controls over financial reporting could result in further adjustments and the actual restated and 2005 financial statement impacts may be different from what is set forth in the Form 8-K. As part of this restatement process, Mills will review whether or not those projects were impaired at some earlier point in time.

* * * * *

The Mills Corporation acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

If you have any questions concerning our responses to your comment letter, please contact me at (703) 526-5257.

Sincerely yours,

/s/ M.J. Morrow

M.J. Morrow
Chief Financial Officer

cc: Mark D. Ettenger

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